



03045158

December 8, 2003

03 DEC 15 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

SUPPL

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 113/2003**

  Subject: Progress on Investment in Low Cost Airline Business

  Date: December 8, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

12/17

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 8, 2003

SH 113/2003

December 8, 2003

Re: Progress on Investment in Low Cost Airline Business

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (the Company) has informed an investment in Air Asia Aviation Co., Ltd. (AAA) operating low cost airline business on November 11, 2003. The Company would like to inform the progress on investment as follows:

1. The Company purchased 20 million new ordinary shares in AAA, which is the proportion of 50% of registered and paid-up capital of AAA. The amount of investment (at par value plus cost before operating) is Baht 201,227,629.04.

2. Air Asia Aviation Co., Ltd., its subsidiary of the Company has already registered to change the company's name to **Thai Air Asia Company Limited .**



03 DEC 15 AM 7:21

December 8, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CF168/2003**

  Subject: Report of Bond Buy Back and Redemption (SHIN075A)

  Date: December 8, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 8, 2003

Ref: CF 168/2003

December 8, 2003

Subject : Report of Bond Buy Back and Redemption (SHIN075A)

To The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the issuer") issued and offered Unsubordinated and Unsecured Debentures with a Debentureholders' Representative of Shin Corporation Public Company limited No. 1/2002 due 2007 (SHIN075A) on May 22, 2002 for the total amount of 3,000,000 units with a face value of Baht 1,000 per unit for the total value of Baht 3,000 million.

To increase the efficiency of the issuer's liquidity management, on November 24, 2003, the issuer bought back 230,000 units of SHIN075A. Currently, the issuer is in the process of canceling such amount of SHIN075A with DBS Thai Danu Bank Public Company Limited, the Registrar of SHIN075A.

After the redemption and cancellation, the outstanding amount of SHIN075A will reduce to 2,770,000 units or Baht 2,770,000,000.


SHIN
CORPORATION

03 DEC 15 7:21

December 11, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 115/2003**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2003 in relation to Establishment of a Joint Venture Company

  Date: December 11, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
[illegible] Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 11, 2003

SH 115/2003

December 11, 2003

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2003 in relation to Establishment of a Joint Venture Company

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") No. 6/2003 held on December 9, 2003 at 1.30 p.m. at the Meeting Room, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 has agreed and acknowledged on the establishment of a joint venture company which operates consumer finance as the following details:

Involving parties	Shin Corporation Plc ("SHIN") and DBS Bank Ltd of Singapore ("DBS")
The general characteristics of the transaction	SHIN to invest in a newly set up joint venture company by way of holding 60% of outstanding ordinary shares at the initial investment of Baht 600 million DBS to invest 40% of outstanding ordinary shares at the initial investment of Baht 400 million
The purpose of investment	To diversify the Company's business into the potential and high-growth business under the establishment of Consumer Finance Company
The detail of the investment	
The Company's name	Capital OK Company Limited
The nature of its business	To carry on consumer finance business; for instance, unsecured personal loan, credit card loan, hire-purchase loan (e.g., automobile, electrical appliance) and other related consumer finance loans
Registered and paid-up capital of the joint venture company	Baht 1,000 million (Baht One Thousand million), at par value of Baht 10 per share and shall be fully paid up by the end of 2003
Number of shares of the joint venture company	100 million (One Hundred million) shares which held in the proportion of 60% by SHIN and in the proportion of 40% by DBS
The amount of investment of SHIN in the joint venture company	Baht 600 million (Baht Six Hundred million)
The source of funds	Working capital



03 DEC 15 AM 7:21

December 11, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 116/2003**

  Subject: Progress on Investment in Low Cost Airline Business (Additional)

  Date: December 11, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 11, 2003

SH 116/2003

December 11, 2003

Re: Progress on Investment in Low Cost Airline Business (Additional)

To: The President
The Stock Exchange of Thailand

Refer to the letter no. SH 113/2003, Date on December 8, 2003, of Shin Corporation Public Company Limited (the Company), the Company would like to additionally inform regarding the investment in Thai Air Asia Co., Ltd.

Thai Air Asia Co., Ltd. has registered and paid-up capital totalling amount of Baht 400 million divided into 40 million shares, at the par value of Baht 10 each.
The Company has invested at the proportion of 50% (20 million shares) of registered and paid-up capital in Thai Air Asia Co., Ltd.
The Company paid Baht 200 million for the paid-up capital and plus Baht 1,227,629.04 for the cost before operating, totalling Baht 201,227,629.04.



December 9, 2003

03 DEC 15 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0380/2003**

  Subject: Information of Memorandum on Connected Transaction in relation to the Exclusive Sponsor Package in Bangkok Countdown 2004

  Date: December 9, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 9, 2003

AIS 0380/2003

December 9, 2003

Re: Information of Memorandum on Connected Transaction in relation to the Exclusive Sponsor Package in Bangkok Countdown 2004

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("ADVANC") would like to inform you that ADVANC has bought advertising airtime and employed ITV Public Company Limited ("ITV") to organize marketing support activities and summary of details are as follows:

Date of Transaction	in December 2003
Parties Involved	**Employer:** ADVANC **Contractor:** ITV
Relationship with Listed Company	Shin Corporation Public Company Limited holds 43.00% of ADVANC and 55.22% of ITV.
General Characteristics of the Transaction	ADVANC has bought advertising airtime and employed ITV to organize marketing support activities (Exclusive Sponsor Package) in Bangkok Countdown 2004 @ Ratchaprasong through ITV media and other medium.
The Total Value of the Consideration	Baht 12,840,000 including VAT. The source of payment will be paid from ADVANC' s working capital.
The Basis Used to Determine the Value	ADVANC will pay for the advertising fee at the same rate charged to other customers by ITV.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 0.033% of net tangible assets of ADVANC as of September 30, 2003, which is over 0.03% but less than 3.00% of net tangible assets, thus ADVANC should report the transaction to the SET.